                                  Exhibit 23.1

                              ACCOUNTANTS' CONSENT

The Board of Directors
Devcon International Corp. and Subsidiaries

We consent to incorporation by reference in the registration statements (No. 33-32968 and No. 33-59557) on Form S-8 of Devcon International Corp. and subsidiaries of our report dated March 19, 2002, relating to the consolidated balance sheets of Devcon International Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001 and the related financial statement schedule, which report appears in the December 31, 2001 annual report on Form 10-K of Devcon International Corp. and subsidiaries.

KPMG LLP

Fort Lauderdale, Florida
March 19, 2002